As submitted for confidential review to the Securities and Exchange Commission on July 12, 2017. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Despegar.com, Corp.

(Exact name of Registrant as specified in its charter)

British Virgin Islands	4700	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

Telephone: +54 11 4894-3500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Corporate Research, Ltd.

10 E. 40th Street, 10th floor

New York, NY 10016

Telephone: 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Juan Francisco Méndez Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Ward Breeze Heidi E. Mayon Brian C. Hutchings Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 220 West 42nd Street, 17th Floor New York, New York 10036 Telephone: (212) 730-8133

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary shares, no par value	$	$

(1)	This Registration Statement is being submitted in accordance with the procedures described in the announcement of the Division of Corporation Finance of the Securities and Exchange Commission regarding submission of draft registration statements by emerging growth companies pursuant to the Jumpstart Our Business Startups Act of 2012. Accordingly, a registration fee is not required for this confidential draft Registration Statement submission.
(2)	Includes ordinary shares subject to the underwriters’ option to purchase additional ordinary shares. Also includes ordinary shares that are to be offered outside the United States but that may be resold from time to time in the United States in transactions requiring registration under the Securities Act. Offers and sales of ordinary shares outside the United States are being made pursuant to Regulation S and are not covered by the Registration Statement.
(3)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment, which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Despegar.com, Corp. has prepared this Amendment No. 2 to the draft registration statement on Form F-1 for the sole purpose of filing Exhibits 10.1 and 10.2 to the draft registration statement with the Securities and Exchange Commission and restating the Exhibit Index incorporated by reference in Item 8 of Part II of the draft registration statement. This Amendment No. 2 consists only of the facing page, this explanatory note, Part II of the draft registration statement, including the signature pages and the Exhibit Index, and the Exhibits filed herewith. No change is made to the preliminary prospectus constituting Part I of the draft registration statement, and accordingly, such preliminary prospectus has not been included herein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Under BVI law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum and articles of association provide that, to the fullest extent permitted by BVI law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their fiduciary duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

Our memorandum and articles of association provide that we shall indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigate proceeding or suits. We may pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Item 7.	Recent Sales of Unregistered Securities.

On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares for newly issued ordinary shares of Despegar.com, Corp. to create a new BVI holding company. During the past three years, Decolar.com, Inc. has (a) issued and sold and (b) repurchased from our shareholders, the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Title of Securities	Number of Securities	Consideration (in $)		Securities Registration Exemption
Expedia, Inc.	March 6, 2015	common stock	9,590,623	270,000,014	(1)	Regulation S and Section 4(a)(2) of the Securities Act

(1)	Decolar.com, Inc. used $50,000,000 of this consideration to repay in full promissory notes held by Tiger Global and its affiliates and $44,999,913 to repurchase 1,598,434 shares of its common stock from certain of its stockholders.

In addition to the above, Decolar.com, Inc. also granted RSUs and share options to certain of our directors and employees. In 2015, Decolar.com, Inc. granted 90,626 RSUs. In 2017, Decolar.com, Inc. granted an aggregate of 3,175,000 share options to our employees to purchase an aggregate of 3,175,000 ordinary shares, in consideration of their past and future services to us. On various dates between May 7, 2014 and April 9, 2015, the company issued and sold an aggregate of 280,000 shares of our common stock upon exercise of options issued under the 2008 Stock Plan for aggregate consideration of $280,000, with a per share exercise price of $1.00. Such securities issuances were exempt from the registration requirements of the Securities Act in reliance on Regulation S, Rule 701 under the Securities Act and Section 4(a)(2) of the Securities Act. For further information, see “Management.”

Item 8.	Exhibits and Financial Statement Schedules.

1. Exhibits: See Exhibit Index beginning on page II-5 of this Registration Statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

2. Financial Statement Schedules: All schedules have been omitted because they are not required, are not applicable or the required information is otherwise set forth in the audited consolidated financial statements or related notes thereto.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina on                     , 2017.

DESPEGAR.COM, CORP.

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of              and              as attorneys-in-fact, and each of them with full power of substitution, for them in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on                 , 2017.

Name	Title

By: Name: Damián Scokin	Director and Chief Executive Officer (principal executive officer)

By: Name: Michael Doyle	Chief Financial Officer (principal financial officer and principal accounting officer)

By: Name: Jason Lenga	Director (Chairman)

By: Name: Rodrigo Catunda	Director

By: Name: Robert Greyber	Director

By: Name: Nilesh Lakhani	Director

By: Name: Gary Morrison	Director

By: Name: Scott Shleifer	Director

By: Name: Mario Eduardo Vázquez	Director

By: Name:	Authorized Representative in the United States

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Memorandum and Articles of Association of Despegar.com, Corp.

4.1*	Fifth Amended and Restated Investors’ Rights Agreement, dated as of March 6, 2015, by and among the Company and the shareholders named therein

4.2*	Third Amended and Restated First Refusal and Co-Sale Agreement, dated as of March 6, 2015, by and among the Company and the shareholders named therein

4.3*	Third Amended and Restated Voting Agreement, dated as of March 6, 2015, by and among the Company and the shareholders named therein

4.4*	Amendment to the Fifth Amended and Restated Investors’ Rights Agreement, the Third Amended and Restated First Refusal and Co-Sale Agreement and the Third Amended and Restated Voting Agreement, dated as of May 3, 2017, by and among the Company and the shareholders named therein

5.1*	Opinion of Conyers Dill & Pearman, British Virgin Islands counsel of Despegar, as to the validity of the ordinary shares issued by Despegar.com, Corp.

8.1*	Opinion of Conyers Dill & Pearman, British Virgin Islands counsel of Despegar, as to British Virgin Islands tax matters (included in Exhibit 5.1)

10.1†	Amended and Restated Expedia Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc. and Decolar.com Inc., Travel Reservations S.R.L., Despegar.com.ar S.A., Decolar.com Ltda., Despegar.com Mexico S.A. de C.V., Hoytvo Servicios de Prospecção e Intermediação de Negócios Ltda., Despegar.com Peru SAC, Servicios Online SAS, Servicios Online 3351 de Venezuela C.A., Despegar.com Chile S.P.A., Despegar.com O.N.L.I.N.E. S.A., Despegar.com USA, Inc., Desoproc S.L., and La INC S.A.

10.2†	Amended and Restated Despegar Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc., Travelscape, LLC, Vacation Spot S.L., Hotels.com L.P., AAE Travel Pte., Ltd., Expedia Lodging Partner Services, Sarl and Hotwire, Inc. and Travel Reservations S.R.L.

10.3*	Decolar.com, Inc. 2015 Stock Plan

10.4*	Decolar.com, Inc. 2017 Stock Plan

21.1*	List of Subsidiaries of Despegar

23.1*	Consent of Price Waterhouse & Co. S.R.L.

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page to the Registration Statement)

*	To be filed subsequently
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the Securities and Exchange Commission.